UNITED ECOENERGY CORP.
409 Brevard Avenue
P.O. Box 307
Cocoa, FL 32923-0339
Telephone  321.433.1136
Facsimile    321.433.1082
www.unitedecoenergy.com

January 20, 2007

GEI Development, LLC
Attn:  Larry Giroux and Mike Rutsch
P.O. Box 220842
Kirkwood, Missouri 63122

Dear Larry and Mike:

      This binding letter of intent sets forth the terms upon which United EcoEnergy Corp. ("Buyer") will acquire one hundred percent (100%) of the issued and outstanding voting and non-voting membership interests (the "Membership Interests") of GEI Development, LLC, a Missouri limited liability company (?GEI?) and Solid Waste Properties, LLC (?Solid?) from all owners of the outstanding and issued voting and non-voting Membership Interests of GEI and Solid set forth in the signature lines of this letter of intent (collectively referred to hereinafter as the "Sellers").

      1. 	Purchase of Membership Interests. Buyer shall purchase from
Sellers, on the terms provided herein, all of the outstanding stock (the Stock) of a new corporation, or corporations, to be formed by Sellers (the Company) and to which Company the Membership Interests in GEI and Solid will have been transferred, free and clear of all liens, claims and encumbrances in exchange for the Stock.

      2. 	Consideration.   Subject to adjustments for normal and customary
closing costs, Buyer shall issue to Sellers in exchange for the Stock (the "Exchange Price") common shares of Buyer equal to Twenty Five Million, Two Hundred Ninety Thousand Six Hundred (25,290,600) (the "Transferred
Securities")
in validly issued, restricted common stock of Buyer free and clear of all
liens, claims and encumbrances having a par value of $0.001 per share.   At
Closing, Buyer shall cause the issuance of the Transferred Securities to Sellers, subject to agreed release provisions, and Sellers shall transfer the Stock to Buyer, free of any claims, liens or encumbrances.

      3.	Investment Capital.  At Closing, Buyer shall make available to the Company up to Two Million Dollars ($2,000,000.00) in working capital, on an investment basis to be determined by Buyer, consistent with the regulations governing the Buyer as a Business Development Company under the Investment Company Act of 1940. Following Closing, Buyer shall use all customary and reasonable efforts to obtain and raise further capital for the Company and its affiliates by means which may include equity and debt offerings as well as
partnerships with other financed projects of the Buyer.   A portion of such
investment capital shall be utilized for the purpose of buying a portion of Shaw's ownership interest in Liquid Solutions LLC and Environmental Solutions Ltd. so that Shaw's ownership interest in same will be reduced from its current ownership interest of fifty percent (50%), as determined hereafter by Buyer?s Board of Directors.

      4.	Board of Directors.  Buyer covenants and agrees that as of the
Closing Date, subject to applicable law, rule and regulation, a representative of Seller shall be appointed as a director of Buyer, currently representing twenty (20) percent of Buyer?s Board of Directors, to replace one non-independent director of Buyer, who shall resign effective at Closing.

      5.	Employment Contracts/Retention of Management of Company.  At
Closing, Buyer and Company shall enter into employment agreements with key personnel of the Company which employees may include, without limitation, Larry Giroux, Michael Rutsch, Patti Bain and certain of the Sellers, Meibaum, McEwen, Pollock, Duesel, Clerkin, and Toomey (collectively, the "Key Employees") on terms acceptable to each respective Key Employee. In addition, Buyer and the Company shall enter into a management consulting agreement under which Buyer shall provide management assistance and advice to the Company as required by the Investment Company Act of 1940 as applicable to Buyer. Buyer acknowledges and agrees that it is relying upon the knowledge and expertise of the Key Employees in carrying on the business of the Company following the Closing and that it desires to retain and shall retain all required key personnel of the Company and that Larry Giroux and Michael Rutsch shall continue to be responsible for the day to day business operations of the Company pursuant to their respective employment agreements as acknowledged and executed by the Company and Buyer at Closing.

      6.	Conditions to Closing.  The closing of the transactions
contemplated
hereunder, in addition to the customary conditions, shall be subject to and contingent upon, on behalf of both Buyer and Sellers (as the context so indicates), satisfaction of the following conditions precedent in each respective party's reasonable judgment: as to Sellers, Buyer's immediate availability at Closing of funds required pursuant to Section 3 hereof and Seller?s satisfaction with the tax effects of the proposed transaction; as to Buyer, Seller?s incorporation of the Company and transfer of all Membership Interests to the Company to be acquired by Buyer; and, as to both Sellers and Buyer, receipt of all necessary regulatory and other consents and approvals to the transfers and transactions contemplated hereunder, execution of agreed release and forfeiture provisions, based on Company performance, for the Transferred Securities and the execution of the employment and management agreements provided for in Paragraph 5.

7.	Confidentiality.  In consideration of the time and expense
invested by Buyer in evaluating and negotiating the transactions contemplated hereunder, Sellers agree that, from the date hereof until termination of such negotiations in writing signed by Buyer, Sellers will not disclose the contents of this letter agreement to any person or entity other than the necessary officers and employees of Sellers, GEI, Solid or the Company required to implement the provisions of this letter agreement, which officers and employees shall also be bound by the terms of this Paragraph 7. Notwithstanding the foregoing, Buyer expressly agrees that Sellers, GEI, Solid, and Company shall be entitled to release and disclose such matters to Shaw.

8.	Closing Date.  Unless both parties agree in writing to extend such date, the transactions contemplated hereunder will be closed no later than March
31, 2007 (the "Closing" or "Closing Date").

9.	Due Diligence.  The transactions contemplated herein and Buyer?s agreements hereunder are subject to a due diligence investigation by Buyer of the GEI, Solid and the Company, its financial condition and their assets, among other things, satisfactory to Buyer in its sole and reasonable determination. Such due diligence shall commence upon execution of this letter agreement by all parties and shall continue for a period of forty-five (45) days from such date unless otherwise extended by mutual consent of the parties. During such due diligence period, Buyer (and its attorneys, advisors, agents and accountants) will be given reasonable access to the assets, properties, buildings, offices, books, files, data, financial statements, leases, licenses, contracts, agreements and records of GEI, Solid and the Company. All records, files, financial statements and the like relating to GEI, Solid and the Company delivered to Buyer in connection with the negotiations of the Definitive Agreement shall remain and be deemed to be the property of Sellers until consummation of the transactions contemplated in this letter of intent. In the event the transactions contemplated herein are not consummated, Buyer shall return all of the foregoing materials to Sellers together with all copies thereof. All inventories, appraisals and other products of Buyer?s due diligence paid for by Buyer shall remain the sole property of Buyer.

10.	Fees and Expenses.  Each party hereto shall be solely responsible for its respective fees and expenses, including, but not limited to attorneys' fees, if any, incurred in connection with the transactions contemplated herein.

11.	Continued Operations.  Buyer acknowledges and agrees that prior to the Closing Date, Sellers shall continue to manage and operate all aspects of GEI, Solid and the Company in the ordinary course in a manner consistent with existing business practices. Sellers acknowledge and agree that Sellers shall promptly inform Buyer of any significant developments concerning GEI, Solid and the Company or other material developments which Sellers believes would materially affect the financial performance, prospects, value or viability of GEI, Solid and the Company, the Membership Interests or the Stock, or which they believe may otherwise materially interfere with the consummation of the transactions contemplated herein.

12.	Break Up and No Shop Provision.  It is understood that Buyer will incur expenses in connection with analyzing GEI, Solid and the Company and financial aspects of the transactions contemplated herein and in seeking financing for the Membership Interests purchase, and will incur legal expenses in connection with drafting proposed agreements and related documents. In order to induce Buyer to incur these expenses, it is specifically agreed that GEI, Solid and the Company and Sellers will not directly or indirectly offer or entertain any offer, proposal or discussions concerning the possible purchase of the GEI, Solid and the Company, their assets, the Stock, the Membership Interests or any other transaction contemplated herein with any party other than Buyer throughout the term of this letter of intent.

13.	General.  This letter may be signed in counterparts, each of which shall constitute an original and all of which, when read together, shall be deemed one and the same instrument. This letter shall be governed by and construed in accordance with the internal laws of the State of Florida. This letter shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, executors, successors and assigns.

14.	Indemnification.  GEI, Solid and the Company shall indemnify and hold Buyer harmless from and against any loss, claims, damages and other expenses that Buyer may suffer in connection with a breach by GEI, Solid and the Company or Sellers of any representation, warranty, covenant or agreement contained herein. Buyer shall indemnify and hold GEI, Solid and the Company and Sellers harmless from and against any loss, claims, damages and other expenses that Sellers and/or GEI, Solid and the Company may suffer in connection with a breach by Buyer of any representation, warranty, covenant or agreement contained herein.

      Please indicate your agreement to the foregoing by countersigning this letter. This letter of intent shall become effective only upon full execution and delivery by all parties hereto.

                                          Sincerely,

							United EcoEnergy Corp.

							By: _/S/ William K. Mackey_____
							Print Name: _William K. Mackey___
							Title:  ___President and CEO______

Accepted and confirmed by all of the holders of the outstanding and issued voting membership interests of the Company as of the date first written above.

GIROUX GROUP, LLC				            RBI 2, LLC

By:  _/s/ Larry Giroux___________			By:  __/s/ Michael
Ritsch__________
     Larry Giroux, Managing Member			       Michael Rutsch, Manager

BAIN 2 INVESTMENTS, LLC

By:  ___/s/ Patti Bain__________		     _________/s/ Janet D.
Neibaum_______
						           Janet D. Meibaum, a Missouri
resident

______/s/ Rick L. McEwen________			____________/s/ Joe B.
Pollack______
Rick L. McEwen, a Louisiana resident			Joe B. Pollock, a
Missouri resident


_____/s/ Bernard F. Duesel_____			_______/s/ Craig T.
CLerkin_________
Bernard F. Duesel, a New York resident		 Craig T. Clerkin, a Wisconsin
resident


_____/s/ Tom Toomey____________			  _____/s/ David L.
Fenton__________
Tom Toomey, a Tennessee resident			 David L. Fenton, a Missouri
resident


_____/s/ Brian C. Connally_____
Brian C. Connally, an Oklahoma resident.